Mail Stop 4561

        March 10, 2006

Mr. Winston Johnson
Chief Executive Officer and Chief Financial Officer
Winsonic Digital Media Group, Ltd.
101 Marietta St. NE
2600 Centennial Towers
Atlanta, GA   30303

Re: Winsonic Digital Media Group, Ltd.
         Form 10-KSB for the fiscal year ended December 31, 2004
         Filed August 29, 2005
         Amendment No. 4 to the above referenced Form 10-KSB
         Filed March 9, 2006
         File No. 0-32231

Dear Mr. Johnson:

We have completed our review of your Form 10-KSB and the amendments
thereto and have no further comments at this time.

        Sincerely,

        Steven Jacobs
        Branch Chief